Exhibit 99.63

Form 45-106F1 Report of Exempt Distribution (Non-investment fund issuer) ITEM 1 – REPORT TYPE New report Amended reportIf amended, provide Submission ID of report that is being amended:(Example: EDR1234567890-123) ITEM 2 – PARTY CERTIFYING THE REPORT Indicate the party certifying the report (select only one). For guidance regarding whether an issuer is an investment fund, refer to section 1.1 of National Instrument 81-106 Investment Fund Continuous Disclosure and the companion policy to NI 81-106. Issuer (Other than an investment fund) Underwriter ITEM 3 – ISSUER NAME AND OTHER IDENTIFIERS Provide the following information about the issuer, or if the issuer is an investment fund, about the fund. Full legal name Orla Mining Ltd. Previous full legal name If the issuer's name changed in the last 12 months, provide most recent previous legal name. Website (if applicable) www.orlamining.com If the issuer has a legal entity identifier, provide below. Refer to Part B of the Instructions for the definition of “legal entity identifier”. Legal entity identifier Did two or more co-issuers distribute a single security?NoYes If two or more issuers distributed a single security, provide the full legal name(s) of the co-issuer(s) other than the issuer named above. Full legal name(s) of co-issuer(s) ITEM 4 – UNDERWRITER INFORMATION If an underwriter is completing the report, provide the underwriter’s full legal name and firm NRD number. Full legal name Does the Underwriter's Firm have an NRD Number? NoYes Firm NRD number If the underwriter does not have a firm NRD number, provide the head office contact information of the underwriter. Street addressMunicipalityProvince/StatePostal/ZIP code CountryTelephone numberWebsite (if applicable)

ITEM 5 – ISSUER INFORMATION Primary industry Provide the issuer’s North American Industry Classification Standard (NAICS) code (6 digits only) that in your reasonable judgment most closely corresponds to the issuer’s primary business activity. NAICS industry code 212221 . If the issuer is in the mining industry , indicate the stage of operations. This does not apply to issuers that provide services to issuers operating in the mining industry. Select the category that best describes the issuer’s stage of operations. ExplorationDevelopmentProduction Is the issuer’s primary business to invest all or substantially all of its assets in any of the following? If yes, select all that apply. MortgagesReal estateCommercial/business debtConsumer debtPrivate companiesCryptoassetsN/A Number of employees 0 - 4950 - 99100 - 499500 or more SEDAR profile number Does the issuer have a SEDAR profile ? NoYes If yes, provide SEDAR profile number: 00025619

ITEM 7 – INFORMATION ABOUT THE DISTRIBUTION If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include in Item 7 and Schedule 1 information about purchasers resident in that jurisdiction of Canada only. Do not include in Item 7 securities issued as payment of commissions or finder’s fees in connection with the distribution, which must be disclosed in Item 8. The information provided in Item 7 must reconcile with the information provided in Schedule 1 of the report. Currency Select the currency or currencies in which the distribution was made. All dollar amounts provided in the report must be in Canadian dollars. Canadian dollarUS dollarEuroOther (describe): Distribution date(s) State the distribution start and end dates. If the report is being filed for securities distributed on only one distribution date, provide the distribution date as both the start and end dates. If the report is being filed for securities distributed on a continuous basis, include the start and end dates for the distribution period covered by the report. Start Date End Date Detailed purchaser information Complete Schedule 1 of this form for each purchaser and attach the schedule to the completed report. Orla Mining - 45-106F1 Schedule 1.xlsx - 49 KB Types of securities distributed Provide the following information for all distributions reported on a per security basis. Refer to Part A(12) of the Instructions for how to indicate the security code. If providing the CUSIP number, indicate the full 9-digit CUSIP number assigned to the security being distributed. Details of rights and convertible/exchangeable securities If any rights (e.g. warrants, options) were distributed, provide the exercise price and expiry date for each right. If any convertible/exchangeable securities were distributed, provide the conversion ratio and describe any other terms for each convertible/exchangeable security. Not Applicable Summary of the distribution by jurisdiction and exemption State the total dollar amount of securities distributed and the number of purchasers for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides and for each exemption relied on in Canada for that distribution. However, if an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include distributions to purchasers resident in that jurisdiction of Canada only. This table requires a separate line item for (i) each jurisdiction where a purchaser resides (ii) each exemption relied on in the jurisdiction where a purchaser resides, if a purchaser resides in a jurisdiction of Canada, and (iii) each exemption relied on in Canada, if a purchaser resides in a foreign jurisdiction. For jurisdictions within of Canada, state the province or territory, otherwise state country. 2aIn calculating the number of unique purchasers per row, count each purchaser only once. Joint purchasers may be counted as one purchaser 2bIn calculating the total number of unique purchasers to which the issuer distributed securities, count each purchaser only once, regardless of whether the issuer distributed multiple types of securities to, and relied on multiple exemptions for, that purchaser.

ITEM 7 – INFORMATION ABOUT THE DISTRIBUTION h) Offering materials - This section applies only in Saskatchewan, Ontario, Québec, New Brunswick and Nova Scotia. If a distribution has occurred in Saskatchewan, Ontario, Québec, New Brunswick or Nova Scotia, complete the table below by listing the offering materials that are required under the prospectus exemption relied on to be filed with or delivered to the securities regulatory authority or regulator in those jurisdictions. In Ontario, if the offering materials listed in the table are required to be filed with or delivered to the Ontario Securities Commission (OSC), attach an electronic version of the offering materials that have not been previously filed with or delivered to the OSC. Not Applicable Description Date of document or other material Previously filed with or delivered to regulator? Previously filed Submission ID Filename 1.YN

ITEM 8 – COMPENSATION INFORMATION Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. NoYes PERSON 1 Name of person compensated and registration status Indicate whether the person compensated is a registrant. NoYes If the person compensated is an individual, provide the full legal name of the individual. Family nameFirst given nameSecondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individualFirm NRD number (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. NoYes Business contact information If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated. Street addressMunicipalityProvince/StatePostal/ZIP code CountryTelephone numberEmail address Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of NI 45-106 for the purposes of completing this section. Connected with the issuer or investment fund manager Employee of the issuer or investment fund manager Insider of the issuer (other than an investment fund) None of the above Director or officer of the investment fund or investment fund manager Compensation details Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Check box if the person will or may receive any deferred compensation (describe the terms below)

Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. Do not include deferred compensation.

ITEM 9 – DIRECTORS, EXECUTIVE OFFICERS AND PROMOTERS OF THE ISSUER Indicate whether the issuer is any of the following (select the one that applies - if more than one applies, select only one). Reporting issuer in any jurisdiction of Canada Foreign public issuer Wholly owned subsidiary of a reporting issuer in any jurisdiction of Canada 6 Provide name of reporting issuer Wholly owned subsidiary of a foreign public issuer 6 Provide name of foreign public issuer Issuer distributing only eligible foreign securities and the distribution is to permitted clients only 7 If the issuer is at least one of the above, do not complete Item 9(a) – (c). Proceed to Item 10. An issuer is a wholly owned subsidiary of a reporting issuer or a foreign public issuer if all of the issuer’s outstanding voting securities, other than securities that are required by law to be owned by its directors, are beneficially owned by the reporting issuer or the foreign public issuer, respectively. 7 Check this box if it applies to the current distribution even if the issuer made previous distributions of other types of securities to non-permitted clients. Refer to the definitions of “eligible foreign security” and “permitted client” in Part B(1) of the Instructions. If the issuer is none of the above, check this box and complete Item 9(a) – (c). Directors, executive officers and promoters of the issuer Provide the following information for each director, executive officer and promoter of the issuer. For locations within Canada, state the province or territory, otherwise state the country. For “Relationship to issuer”, “D” – Director, “O” – Executive Officer, “P” – Promoter. Promoter information If the promoter listed above is not an individual, provide the following information for each director and executive officer of the promoter. For locations within Canada, state the province or territory, otherwise state the country. For “Relationship to promoter”, “D” – Director, “O” – Executive Officer. Residential address of each individual Complete Schedule 2 of this form providing the full residential address for each individual listed in Item 9(a) and (b) and attach to the completed report. Schedule 2 also requires information to be provided about control persons.

ITEM 10 – CERTIFICATION Provide the following certification and business contact information of an officer, director or agent of the issuer or underwriter. If the issuer or underwriter is not a company, an individual who performs functions similar to that of a director or officer may certify the report. For example, if the issuer is a trust, the report may be certified by the issuer's trustee. If the issuer is an investment fund, a director or officer of the investment fund manager (or, if the investment fund manager is not a company, an individual who performs similar functions) may certify the report if the director or officer has been authorized to do so by the investment fund. The certification may be delegated, but only to an agent that has been authorized by an officer or director of the issuer or underwriter to prepare and certify the report on behalf of the issuer or underwriter. If the report is being certified by an agent on behalf of the issuer or underwriter, provide the applicable information for the agent in the boxes below. If the individual completing and filing the report is different from the individual certifying the report, provide the name and contact details for the individual completing and filing the report in Item 11. The signature on the report must be in typed form rather than handwritten form. The report may include an electronic signature provided the name of the signatory is also in typed form. Securities legislation requires an issuer or underwriter that makes a distribution of securities under certain prospectus exemptions to file a completed report of exempt distribution. By completing the information below, I certify, on behalf of the issuer/underwriter, to the securities regulatory authority or regulator, as applicable, that I have reviewed this report and to my knowledge, having exercised reasonable diligence, the information provided in this report is true and, to the extent required, complete. Name of issuer/underwriter/agent Orla Mining Ltd. Full legal name - Family name Morin First given name Etienne Secondary given names Title Telephone number Email address Signature /s/ "Etienne Morin"Date2019-07-25 ITEM 11 – CONTACT PERSON Provide the following business contact information for the individual that the securities regulatory authority or regulator may contact with any questions regarding the contents of this report, if different than the individual certifying the report in Item 10. Same as individual certifying the report Full legal name - Family nameFirst given nameSecondary given namesTitle Name of companyTelephone numberEmail address Notice – Collection and use of personal information The personal information required under this form is collected on behalf of and used by the securities regulatory authority or regulator under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation. If you have any questions about the collection and use of this information, contact the securities regulatory authority or regulator in the local jurisdiction(s) where the report is filed, at the address(es) listed at the end of this form. The attached Schedules 1 and 2 may contain personal information of individuals and details of the distribution(s). The information in Schedules 1 and 2 will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested. By signing this report, the issuer/underwriter confirms that each individual listed in Schedule 1 or 2 of the report who is resident in a jurisdiction of Canada: has been notified by the issuer/underwriter of the delivery to the securities regulatory authority or regulator of the information pertaining to the individual as set out in Schedule 1 or 2, that this information is being collected by the securities regulatory authority or regulator under the authority granted in securities legislation, that this information is being collected for the purposes of the administration and enforcement of the securities legislation of the local jurisdiction, and of the title, business address and business telephone number of the public official in the local jurisdiction, as set out in this form, who can answer questions about the security regulatory authority’s or regulator’s indirect collection of the information, and has authorized the indirect collection of the information by the securities regulatory authority or regulator. EDR1564093746-306 Submission ID 2019-07-25 19:21:07.236 Date